

5 Rabbit™

LATIN-INSPIRED CRAFT BREWERY

2019

Established in 2011, 5 Rabbit is the first Latin American inspired brewery in the United States. Our unique cultural approach allows us to tap into the very attractive and underpenetrated Hispanic market. We hope to bring the energy, passion and amazing richness of Latin American culture and cuisine to the delicious world of craft brewed beer.

Inspired by Latin America / Made in Xicago.



ORIGIN OF THE RABBIT



In Aztec Mythology, the 400 Rabbits of Centzon Totochtin were the children of Mayahuel (the godess of maguey) and Pantecatl (the god of fermentation). 5 Rabbit was one of the leaders of the 400 Rabbits, and was one of the five deities, known collectively as Ahuiateteo, who symbolized excess and over-indulgence.

APPROACH

Our market angle allows us to tap into unsaturated segments, even in very competitive environments.


MARKETPLACE
LATIN CRAFT SHARE
Modelo
INTEREST

HISPANIC COMMUNITY

Competing in a virtually untapped marketplace

LATIN FOOD RESTAURANTS AND BARS

Craft beer alternative for venues currently served by Modelo and Cerveceria Cuauhtemoc Moctezuma

CRAFT BEER DRINKERS

Unique experience for a large, growing market

We brew out of a 25,000ft2 production facility with top-of-the-line equipment.

Established over 5 years ago, 5 Rabbit operates a production
brewery and taproom located in the southwest suburbs of Chicago.
We currently brew over 6,000bbls of beer and have the ability to
grow production capacity to 40K bbls, with marginal investment.
Key equipment includes a 30bbl DME brewhouse.




We possess a very strong multi-dimensional team



Andrés Araya founded 5 Rabbit Cerveceria and has served as its CEO since its inception in 2010.

He worked in beer production at Cervecería Costa Rica and as a Manager at Bain & Company in Consumer Goods. Andrés has extensive experience in the industry. He holds an MBA from Cornell University and BS and MS degrees from Purdue University.



Milagros Ramirez co-founded 5 Rabbit

Having lived all over Latin American since leaving her native Peru, Milagros serves as a cultural expert for 5 Rabbit in addition to managing the brewery's taproom. With a background ranging from advertising agencies to catering companies, she's responsible for managing the company's events, marketing, and social media.



Randy Mosher is an internationally known authority on beer, style, brewing history and recipe formulation.

He is a senior instructor at the Siebel Institute and has written three books: The Brewer's Companion, Radical Brewing and Tasting Beer. Mosher consults across the U.S. and internationally on branding and packaging for craft breweries.



Adrian Vidaurre fleads the 5 Rabbit Cerveceria producton team.

Having worked as a professional brewer for 7 years Adrian brings extensive experience and leadership to 5 Rabbit. Adrian holds a concise brewing course certificate from Siebel Academy

PORTFOLIO

We have created a portfolio that is unique, yet built for volume through brand strength and creativity.

TheFives

SERIE LOTERIA

Hecho a mano / Nano-batch experimentals

Paletas

LAS Chingonas


5
Rabbit
GOLDEN ALE




Paletas


IRONICA
IPA
INDIA PALE ALE


Mexican
LAGER
4.8% Alc/Vol


Paletas
PEPINO

BRAND + STORYTELLING

We have built strong brands, with rich and compelling stories.


CHINGA
TU
PELO






GASLIGHT COFFEE ROASTERS
YODO
CON LECHE


PROTESTA
PROTESTA
PROTESTA

AWARDS + RECOGNITION

Our products have been recognized with several major awards, and countless other recognitions.

Great American Beer Festival

Gold 2011, Bronze 2013, Silver 2014

World Beer Cup

Bronze 2012

Festival Barrel Aged Beers

Gold 2019, Gold 2016, Silver 2014

Beer Hoptacular

Gold 2011, Silver 2012




CLASSIC PORTER/STOUT
1 SAUGATUCK BREWING CO.
Barrel Aged Oatmeal Stout
2 5 RABBIT CERVECERIA
Barrel Aged Yodo Con Leche
3 PERRIN BREWING COMPANY
Lil' Griz
AWARDSPONSOR


HOPUNION
PILSENER
PORTER
ALT
LAGER
STOUT
ALE
DUNKELWEIZEN
BOCK
WEISSE
DOPPELBOCK
The Great American Beer Festival

PRESS

We have had a very strong presence on traditional and non-traditional media.



New brewery taps into Latin culture and flavors
Time Out Chicago
REASONS CHICAGO IS THE BEST BEER TOWN
Chicago Tribune
Hoy
EL PULSO DE TU GENTE
NEGOCIOS
La cerveza de los dioses aztecas
CS MAGAZINE

Business Insider

Popular Mechanics

DRAFT MAGAZINE

GOOD BEER HUNTING

LA NACIÓN

FORTUNE





npr

NBC NEWS

CRAIN'S CHICAGO BUSINESS.

MICHIGAN AVENUE MAGAZINE

AUDIENCE

And also have been fortunate to enjoy a very solid list of clients supported by a loyal fan base.

FANS

11,000	FOLLOWERS
9,500	FOLLOWERS
17,000	FOLLOWERS
4,000	SUBSCRIBERS

CLIENTS



Walgreens

TRADER JOE'S

WHOLE FOODS MARKET

CHIPOTLE MEXICAN GRILL

FINE WINE ABC & SPIRITS

MARIANO'S Fresh Market™

Jewel-Osco

Binny's Beverage Depot

FACILITIES

We currently operate a very successful taproom; a laid-back environment with cultural context.











THE RABBIT HOLE AT 5 Rabbit™ CERVECERIA

Our taproom sales have been growing at 20% over the last three years



REVENUE (USD)

BREWPUB + RESTAURANT

It is our priority to increase retail business

We will begin by opening a brewpub in the Pilsen neighborhood of Chicago, in the Mural Park development by Condor Partners.


MURAL PARK
Work Inspired





It is our priority to increase retail business

PILSEN, CHICAGO, USA

Packed tight with modest cottages and brick two-flats, and flanked by a strong industrial district, the community was home to 47,352 people in 2010.

Just three miles from downtown, Pilsen has been a port-of-entry community for more than 130 years. Today it is a primary gateway for Mexican-Americans, with a population that is **78% Latino.**



Property values and rents have risen in recent years and there is a greater choice of housing at the high end of the market.



The eastern section of Pilsen has been home to artists and galleries for more than 20 years. This arts district, along with the expansion of the nearby University of Illinois at Chicago, has brought the first signs of gentrification into Pilsen.



POPULATION
47,352

780
BUSINESSES

MEDIAN HOUSEHOLD INCOME
$46K

MEDIAN AGE
30

The brewpub will strengthen our Home Market presence dramatically, will grow our high-margin retail sales, bolster the brand and boost product development pipeline



The brewpub will be an outpost for 5 Rabbit in the city and will focus on "bocas y cerveza".

A combination of a fonda, food counter, beer garden and growler fill station, 5 Rabbit Pilsen will provide an immersive experience to people who want to enjoy authentic Latin American street food while drinking unique yet approachable beer.




Our beer list will be approachable and unpretentious, yet unique and noteworthy

Our beer selection will include all of 5 Rabbit's regular production beer and will be complemented with small batch beer brewed on-site. Experimental and wild fermented, barrel-aged beer with a focus on exotic fruits and wood, will add to our story and strengthen the brand while also making us a truly one-of-a-kind beer experience in the city




The menu will be delicious, abbreviated and simple. Firmly rooted in traditional Latin American customs and ingredients

Dishes that celebrate the simplistic pleasure of "mercados" and "sodas." We will have high commitment to quality

empanadas

ceviches

arepas

picadas

tortas

pozole

tacos

chifrijo

coxinhas






We hope to achieve revenue over $2.5M in our first year and conservative growth thereafter

seats
150

covers per week
1,825

average check
Lunch $21, Dinner $38

total sales per week
$53,200



REVENUE (USD)

This investment opportunity is for 5 Rabbit Pilsen <u>ONLY</u> – the 5 Rabbit brewpub located in Pilsen – and <u>NOT</u> the original production brewery and taproom in Bedford Park

Fundraising by early 2020 will allow for a 2020 summer opening



ANDRÉS ARAYA

305-878-5664

ANDRES@5RABBITBREWERY.COM